FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Joint Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Information furnished as at 22 February 2005

REED ELSEVIER PLC (Registrant)	REED ELSEVIER NV (Registrant)

1-3 Strand	Radarweg 29
London WC2N 5JR	1043 NX Amsterdam
United Kingdom	The Netherlands
(Address of principal executive office)	(Address of principal executive office)

(Indicate by check mark whether the registrant furnishes or will furnish annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

REED ELSEVIER PLC Registrant	REED ELSEVIER NV Registrant

By:	/s/ L. DIXON Name: L. Dixon Title: Deputy Secretary	By:	/s/ L. DIXON Name: L. Dixon Title: Authorised Signatory

Date:	22 February 2005	Date:	22 February 2005

21 February 2005

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Director’s interests

Reed Elsevier received notifications today that the following options were granted to directors of Reed Elsevier PLC and Reed Elsevier NV on 17 February 2005, under the Reed Elsevier Group plc Share Option Scheme.

	No. of Reed	No. of Reed
	Elsevier PLC	Elsevier NV options
	options granted at	granted at €11.31
Director	533.5p per share	per share	Exercisable
G J A van de Aast	120,900	82,478	2008-2015
M H Armour	150,422	102,618	2008-2015
Sir Crispin Davis	292,409	199,481	2008-2015
E Engstrom	154,517	105,412	2008-2015
A Prozes	154,517	105,412	2008-2015
P Tierney	154,517	105,412	2008-2015

Exercise of the above options is subject to a post grant performance condition, requiring the achievement of 6% per annum compound growth in adjusted EPS at constant currencies, during the three years following the grant. There is no re-testing of the three year EPS performance period.